UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

Cecilia Grierson 355 4° floor (1107) – City of Buenos Aires Tel +54 11 4319-3000 www.lomanegra.com.ar

City of Buenos Aires, April 29, 2020

Messrs.
Comisión Nacional de Valores (CNV)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA)

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event

Dear Sirs,

We are writing to you in order to comply with section 2, Chapter I, Title XII of the CNV Rules.

In this regard, we inform you that the United States District Court for the Southern District of New York issued an opinion granting in its entirety the motion to dismiss filed by Loma Negra C.I.A.S.A. and its former controlling shareholder, Caue Austria Holding GmbH. In light of this judgment, the court dismissed all the claims asserted in the putative securities class action against the company, its former controlling shareholder, its directors and some members of its senior management at the time of our initial public offering of American Depositary Shares (ADSs) completed on October 31, 2017. Each party may exercise its procedural rights.

Sincerely,

___________________
Marcos Isabelino Gradin
Investor Relations Officer
LOMA NEGRA C.I.A.S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: April 29, 2020	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer